Filed  by  Policy  Management  Systems  Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Subject  company:  Policy  Management  Systems  Corporation
Commission  File  No.  1-10557

Timothy  V.  Williams                         Charles  T.  Conway  Jr.
Executive Vice President &                    Director, Corporate Communications
Chief  Financial  Officer                         (803)  333-5348
(803)  333-5638                              E-mail:  charlieconway@pmsc.com
E-mail:  timvwilliams@pmsc.com


                 POLICY MANAGEMENT SYSTEMS CORPORATION ANNOUNCES
                           FILING OF FORM S-4 WITH SEC

     COLUMBIA, S.C., APRIL 28, 2000: Policy Management Systems Corporation (NYSE: PMS) announced today it has filed a Registration Statement on Form S-4 related to the proposed merger with Politic Acquisition Corp., an affiliate of Welsh, Carson, Anderson & Stowe. The Registration Statement includes a preliminary proxy statement/prospectus which, when completed, will be used to solicit stockholder approval of the proposed merger at a special meeting of stockholders.

The PMSC Board of Directors has postponed the annual meeting of stockholders, which had been scheduled for May 9. The annual meeting will be rescheduled subsequent to the special meeting of stockholders.

PMSC will provide notice of dates and times of the special meeting of stockholders and annual meeting as soon as they are determined.

PMSC, headquartered in Columbia, S.C., is the leader in providing enterprise and electronic commerce application software, professional services, and outsourcing designed to meet the needs of the global insurance and related financial services
                                    ( more )

industries. On January 21, 2000, PMSC announced it is changing its name to Mynd. Information on PMSC and its products and services can be found on the World Wide Web at http://www.pmsc.com.
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     Statements about the proposed agreement are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those in the forward looking statements are: the failure of the agreement to be consummated and those factors in PMSC's 1999 Annual Report on Form 10K/A and other reports and filings with the U.S. Securities and Exchange Commission. PMSC disclaims any intention or obligation to update or revise any forward-looking statements.

PMSC has filed a preliminary proxy statement/prospectus relating to the proposed merger with the Securities and Exchange Commission. PMSC will prepare and file with the SEC a definitive proxy statement/prospectus. Investors are urged to read the definitive proxy statement/prospectus, when available, as well as other relevant documents filed by PMSC with the SEC because they will contain important information. Investors will be able to obtain these documents for free from the SEC's website, www.sec.gov, or from PMSC investor services at www.pmsc.com. Information about participants in the solicitation of proxies for the merger, including direct or indirect interests, by securities holdings or otherwise, is included in the preliminary proxy statement/prospectus.